FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2009

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file

number assigned to the registrant in

connection with Rule 12g 3-2(b): Not Applicable

Item 1:	Form 6-K dated August 31, 2009 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ C Ramakrishnan
Name:	C Ramakrishnan
Title:	CFO

Dated:	August 31, 2009

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001,

Maharashtra, India

News Release - 1	August 31, 2009

Tata Motors Consolidated Gross Revenue Rs. 16954 crores in 1st Quarter 2009-10,

Loss after Tax Rs. 329 crores

Mumbai, August 31, 2009: Tata Motors today reported consolidated gross revenue of Rs.16,953.63 crores for the quarter ended June 30, 2009, of the financial year 2009-10. The consolidated financial performance is not comparable to the corresponding quarter in 2008-09 on account of the acquisition of Jaguar Land Rover in June 2008. In Q1 2008-09, the consolidated gross revenue was Rs.15,496.28 crores, including the performance of Jaguar Land Rover from June 2, 2008.

Consolidated operating profits stood at Rs.595.93 crores, while the cash profit was Rs.333.48 crores. Increased borrowing to support investments and new product development caused increase in depreciation and interest costs which offset the operating profit resulting in a consolidated Loss after Tax (post minority interest and Profit in respect of investments in Associate companies) for the quarter ended June 30, 2009 of Rs. 328.78 crores; in 2008-09, the Company had consolidated Profit after Tax of Rs.719.69 crores.

Tata Motors on July 27, 2009 has already reported stand-alone gross revenues for the quarter at Rs.6,931.04 crores and Profit after Tax at Rs.513.76 crores.

Continued adverse global automotive market conditions have resulted in an overall reduction in Jaguar Land Rover volumes during the quarter. The wholesale volumes declined by about 52%. However, the business took steps to offset losses in retail and adjusted stocks in line with retail sales. The business is aggressively implementing cost reduction initiatives to improve its profitability on a sustainable basis. Simultaneously the business has secured more funding facilities with commercial banks.

During the Quarter, Jaguar Land Rover presented a preview of the all-new Jaguar XJ. It has subsequently been launched in July, and will go on sale in early 2010. This is an important new model which will replace the previous generation XJ, production of which ceased in March 2009. In April 2009, Land Rover revealed the comprehensively upgraded Range Rover, Range Rover Sport and Discovery 4 (LR4) models which feature a range of powertrain changes together with exterior and interior modification. The new models are intended to go on sale in the second half of 2009. Besides, Jaguar Land Rover has entered the Indian market with the first showroom in Mumbai.

The other key subsidiaries of the Company, while on a year on year basis witnessed business weakness during the quarter, continue to aggressively pursue cost reduction initiatives to improve their performance. Tata Daewoo, the Company’s subsidiary based in South Korea, has increased its market share in the M&HCV segment while the construction equipment subsidiary, Telcon, is poised to benefit from increased infrastructure activities in the coming quarters.

News Release – 2	August 31, 2009

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2009

Particulars						(Rs. in Lakhs)
				Quarter ended June 30,		Year Ended March 31,
				Unaudited		Audited
				2009	2008	2009
1	(a)	Sales / Income from operations		1684623	1542033	7358276
		Less: Excise Duty		55663	100610	321236
		Net Sales / Income from operations		1628960	1441423	7037040
	(b)	Other Operating Income		10740	7595	56845
		Total Income from Operations		1639700	1449018	7093885
2	Total Expenditure
	(a)	(Increase) / decrease in stock-in-trade and work-in-progress		(33008)	(71091)	60292
	(b)	Consumption of raw materials & components		960993	931640	4050968
	(c)	Purchase of products for sale		197987	114240	694299
	(d)	Employee Cost		204374	124325	729742
	(e)	Depreciation and Amortisation		84423	35911	250677
	(f)	Product development expenses		9303	1411	34775
	(g)	Other expenditure		366283	252108	1805911
	(h)	Sub total 2(a) to 2(g)		1790355	1388544	7626664
	(j)	Expenditure transferred to capital and other accounts		(116522)	(71948)	(466977)
	(k)	Total		1673833	1316596	7159687
3	Profit / (Loss) from Operations before Other Income, Interest and Discounting Charges and Exceptional Items [1-2]			(34133)	132422	(65802)
4	Other income			32107	25047	79896
5	Profit / (Loss) before Interest and Discounting Charges and Exceptional Items [3+4]			(2026)	157469	14094
6	Interest and Discounting Charges
	(a)	Gross interest and discounting charges		67603	45432	246291
	(b)	Interest income / Interest capitalised		(9251)	(12996)	(53201)
	(c)	Net interest and discounting charges		58352	32436	193090
7	Profit / (Loss) after Interest and Discounting Charges but before Exceptional Items [5-6]			(60378)	125033	(178996)
8	Exceptional Items
	Notional exchange (loss) / gain (net) on revaluation of foreign currency borrowings, deposits and loans given			33392	(39521)	(33929)
9	Profit / (Loss) from Ordinary Activities before tax [7+8]			(26986)	85512	(212925)
10	Tax Expense			6426	11237	33575
11	Net Profit / (Loss) from Ordinary Activities after tax [9-10]			(33412)	74275	(246500)
12	Extraordinary items (net of tax expenses)			—	—	—
13	Share of Minority Interest			508	(2483)	1148
14	Profit in respect of investments in Associate Companies			26	177	(5173)
15	Net Profit / (Loss) for the period [11+12+13+14]			(32878)	71969	(250525)
16	Paid-up Equity Share Capital (Face value of Rs.10 each)			51405	38566	51405
17	Reserves excluding Revaluation Reserve					531584
18	Earnings Per Share (EPS)
	A.	Ordinary Shares
		(a) Basic EPS before and after extraordinary items	Rupees	(6.40)	18.67	(56.88)
		(b) Diluted EPS before and after extraordinary items	Rupees	(6.40)	16.78	(56.88)
	B.	A’ Ordinary Shares
		(a) Basic EPS before and after extraordinary items	Rupees	(6.40)		(56.88)
		(b) Diluted EPS before and after extraordinary items	Rupees	(6.40)		(56.88)
				(not annualised)	(not annualised)

Notes:

1)	Figures for previous year / period have been regrouped / reclassified wherever necessary.
2)	On June 2, 2008, the Company acquired from Ford Motor Company, Jaguar Land Rover businesses. The financial results for the quarter ended June 30, 2008 include the results of the operation of Jaguar Land Rover businesses for the period June 02, 2008 to June 30, 2008. The financial results for the quarter ended June 30, 2009 are not comparable to this extent with the previous quarter.
3)	Other income for the quarter ended June 30, 2009 includes profit (net) of Rs. 31889 lakhs (Rs. 24247 lakhs for the quarter ended June 30, 2008) on sale of long term investments.
4)	Consequent to the notification issued by the Ministry of Corporate Affairs on March 31, 2009, the Company had changed its policy in the last quarter of the financial year 2008-09. Exchange differences on foreign currency denominated long term borrowings relating to the acquisition of depreciable capital assets are capitalized to such assets and exchange differences on other long term foreign currency monetary items are accumulated in Foreign Currency Monetary Item Translation Difference Account and are amortized over the balance life of such monetary items or March 31, 2011, whichever is earlier. During the quarter ended June 30, 2008, these foreign exchange differences were recognised in the Profit and Loss Account. Had the revised policy been applicable for the quarter ended June 30, 2008, the Profit before tax would have been higher by Rs. 27588 lakhs for the quarter ended June 30, 2008.
5)	The actuarial gains (net) of Rs.36178 lakhs of pension plans of Jaguar Cars Ltd and Land Rover,UK, have been accounted in “Reserves and Surplus” in accordance with IFRS principles and permitted by AS 21 in the consolidated financial statements. The actuarial losses significantly represent short term valuation impact on the plan assets. This treatment is consistent with the accounting principles followed by Jaguar Cars Ltd and Land Rover,UK, under IFRS.
6)	Automotive operations of the Company and its consolidated subsidiaries represents the reportable segment, rest are classified as ‘Others’. Automotive segment consists of business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include construction equipment, engineering solutions and software operations.

					(Rs in Lakhs)
					Year ended
			Quarter ended June 30,		March 31,
			Unaudited		Audited
			2009	2008	2009
A		Segment Revenues
		Net sales / Income from Operations
	I.	Automotive and related activity
		- Tata vehicles / spares and financing thereof	731909	788620	2866427
		- Jaguar and Land Rover	850778	581013	3927070
		- Intra Segment Eliminations	(539)	—	—

		-Total	1582148	1369633	6793497
	II.	Others	68983	89215	346559

		Total segment revenue	1651131	1458848	7140056
		Add / (Less): Inter segment revenue	(11431)	(9830)	(46171)

		Net segment revenue	1639700	1449018	7093885

B		Segment Results before Other Income, Interest, Exceptional items and Tax
	I.	Automotive and related activity
		- Tata vehicles / spares and financing thereof	46293	47781	95840
		- Jaguar and Land Rover	(87332)	72710	(177735)
		- Intra Segment Eliminations	—	—	—

		-Total	(41039)	120491	(81895)
	II.	Others	3229	11905	21754

		Total segment results	(37810)	132396	(60141)
		Add/(Less):- Inter segment eliminations	3677	26	(5661)

		Net Segment Results	(34133)	132422	(65802)
		Add/(Less):- Unallocable income	32107	25047	79896
		Add/(Less):- Interest expense	(58352)	(32436)	(193090)
		Add/(Less):- Exceptional Items	33392	(39521)	(33929)

		Total Profit / (Loss) before Tax	(26986)	85512	(212925)

			As at June 30,		As at March 31,
			2009	2008	2009
C		Capital employed (segment assets less segment liabilities)
	I.	Automotive and related activity
		- Tata vehicles / spares and financing thereof	2263811	2187110	2372554
		- Jaguar and Land Rover	1369066	1613273	1233605
		- Intra Segment Eliminations	—	—	—

		-Total	3632877	3800383	3606159
	II.	Others	136308	99571	135402

		Total Capital employed	3769185	3899954	3741561
		Add/(Less):- Inter segment eliminations	(29239)	(10880)	(16082)

		Capital employed	3739946	3889074	3725479

7)	The Consolidated financial results should be read in conjunction with the notes to the individual financial results of the Company for the period ended June 30, 2009, declared on July 27, 2009.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on August 31, 2009.

Tata Motors Limited

Ratan N Tata
August 31, 2009	Chairman

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.